Curtis, Mallet-Prevost, Colt & Mosle LLP

Attorneys and Counsellors at Law
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June 29, 2006
VIA EDGAR
Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

Re:	pSivida Limited
Amendment No. 1 to Registration Statement on Form F-3, Originally
Filed March 28, 2006 (File No. 333-132776)
Amendment No. 1 to Registration Statement on Form F-3, Originally
Filed March 28, 2006 (File No. 333-132777)
Registration Statement on Form F-3, Filed June 28, 2006 (File
No. 333-______)
Dear Ms. Fisher:
     On behalf of our client pSivida Limited (“pSivida” or the “Company”), we are herein responding to comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter, dated April 20, 2006, regarding the Company’s Registration Statements on Form F-3 referenced above which are also relevant to the Company’s third Registration Statement on Form F-3 originally filed as of today’s date (collectively, the “Registration Statements”).
     Concurrently with the transmission of this letter via EDGAR, the Company has filed: (1) Amendment No. 1 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132776); (2) Amendment No. 1 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132777) and (3) a Registration Statement on Form F-3 registering the resale of 158,342,070 ordinary shares represented by 15,834,207 ADSs.

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     Each of the Staff’s comments has been repeated in its entirety for ease of reference and is followed by our response thereto and, where applicable, the revisions the Company has made to its registration statements.
General
1.	It appears that the registrant does not meet the condition in Instruction I.A.2 to use Form F-3 because your most recent Form 20-F was not timely filed. Please revise your filings accordingly.

Please refer to our letter dated April 26, 2006. Pursuant to our conversations with the Staff, we understand that the Staff is of the view that the Company timely filed its annual report on Form 20-F, and as such is eligible to register shares on Form F-3.

2.	The pro forma financial statements included in your registration statement should be updated, as necessary, to comply with Item 8(5) to the Instructions of Form 20-F at the effective date of the registration statement. In addition, please incorporate by reference your Form 6-K filed on March 16, 2006 which includes your results for the six months ended December 31, 2005.

The pro forma financial statements have been updated to comply with Item 8.A.5. to Form 20-F. Please note that, in accordance with Item 8.A.5. of Form 20-F, the Company has also updated the pSivida Limited historical financial statements for the latest six month period ended December 31, 2005. Therefore, although the Company respectfully acknowledges your request to incorporate by reference the Form 6-K filed on March 16, 2006, the Company has instead cross-referenced to the unaudited interim financial statements as of December 31, 2005 and June 30, 2005 and for each of the six month periods ended December 31, 2005 and 2004.

3.	Provide a currently dated consent from each of the independent public accountants with the next amendment.

Currently dated consent letters have been included from each of the independent public accountants whose audit reports are incorporated by reference in the Registration Statements.
Note 2. Purchase Price Allocation, page 23
4.	We note on October 3, 2005 you filed a Form 6-K to announce you had entered into an agreement to acquire Control Delivery Systems, Inc. (CDS) in a merger transaction. Also, we further note from your disclosure in note 2 of the pro forma statements that you issued 15,082,038 ADSs with an estimated fair value of US$102 million and 901,623 nonvested ADSs with an estimated fair value of US$6.1 million based on a value of US$6.762 per ADS. Paragraph 22 of SFAS

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141 states that the fair value of securities issued to effect a business combination that is traded in the market should be valued using the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. EITF 99-12, issue 1, defined a reasonable period of time is intended to be very short, such as a few days before and after the acquisition is agreed to and announced (the measurement date). From your Form 6-K, it would appear that measurement date is October 3, 2005 and the fair value of the shares issued would be determined using the closing prices a few days before and after this date. Tell us supplementally what date you determined was the measurement date and also, the basis you used to value the shares in the pro forma financial statements. We may have further comment after a review of your response.

The Company supplementally advises the Staff that both paragraph 22 of Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations (“SFAS 141”) and Issue 1 of the Emerging Issues Task Force Issue 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination were considered when determining the measurement date and fair value of the securities issued to effect the business combination. The Company interpreted a “reasonable period before and after” — as that term is used in paragraph 22 of SFAS 141 — to mean a period of time beginning two days before and ending two days after the date that the terms of the acquisition are agreed to and announced. The Company understands that this interpretation is consistent with the Staff’s correspondence to the Financial Accounting Standards Board (“FASB”) staff dated August 16, 2001.

The acquisition of CDS was agreed between the parties around the end of September 2005 and beginning of October 2005, with the announcement to the U.S. market taking place at 9:01am on October 3, 2005. As such, the Company considered the measurement date to be October 3, 2005. On this basis, the Company computed the weighted average of the closing share prices of pSivida for the period two days before to two days after October 3, 2005, resulting in a fair value of US$6.60 per ADS.

The resulting fair value of US$6.60 per ADS differs from the fair value of US$6.72 per ADS previously disclosed in Note 2 to the pro forma financial statements included in the Company’s Registration Statements on Form F-3 filed on March 28, 2006 due to a change in the number of days used in the calculation of fair value. The Company determined this change was necessary in order to comply with the guidance in the Staff’s correspondence to the FASB staff referred to above.

5.	You state that the pro forma financial statements reflect preliminary estimates of the allocation of the purchase price for the acquisition of CDS and that such allocation may be adjusted based on the actual outcome of the independent valuation. Please clarify for the reader the potential impact on the financial

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statements of any reallocation and those assets and liabilities subject to significant changes.

The Company has included the requested clarification in Note 2 to the Unaudited Pro Forma Financial Statements and Note 6 to the unaudited interim financial statements in the Registration Statements.
Note 3. Pro Forma Adjustments, page 24
6.	Reference is made to pro forma adjustments 3(d) and 3(o). We note that you have allocated A$120 million of the purchase price to patents that were acquired. Please tell us and revise to disclose the following:
•	Describe the nature of the patents that were acquired. For instance, explain if these patents were related to CDS’ Vitrasert and Retisert products that have approved by the FDA for treatment of two sight-threatening eye diseases and/or for products not yet developed. To the extent for products not yet developed or for technology tell us how you evaluated each for impairment purposes.

•	How you determined the estimated fair value of the patents; and

•	Your basis for using an estimated useful life of twelve years.
Please be detailed in your response. We may have further comment after receipt of your response.

The Company has included the requested disclosures in Note 5 to the Unaudited Pro Forma Financial Statements and Note 6 to the unaudited interim financial statements in the Registration Statements.

The Company respectfully advises that the patents acquired relate to patents and filed patent applications with respect to multiple aspects of CDS’ technologies, products, and processes, including but not limited to, Vitrasert®, Retisert™, Medidur™, CODRUG™ and AEON™. At the date of the acquisition by the Company, CDS owned, or held exclusive rights, to 12 United States patents and 26 foreign patents. In addition, CDS owned, or held exclusive rights to, 40 patent applications pending in the United States and 163 patent applications pending in foreign countries. However, in determining the allocation of the purchase price to patents, the Company only considered patents and patent applications that relate to CDS’ Retisert™ for Uveitis products that have been approved by the Food and Drug Administration and to CDS’ Medidur™ product for Diabetic Macular Edema (“DME”) that is in pivotal Phase III trials.

The Company determined the estimated fair value of the patents acquired with reference to a discounted cash flow analysis of the Retisert™ for Uveitis and Medidur™ for DME products prepared at the time of the acquisition by the Company, considering known royalty rates for these licensed products, standard

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industry and market discount rates and what the Company considered to be reasonable market penetration rate assumptions. The patents that support Medidur™ for DME were evaluated by the Company’s investment banker and by management and valued in light of the Phase III stage of product development, nearness to commercialization, a license agreement in place for the use of the technology and an assessment of the risk of failure of the product.

The patents in relation to Vitrasert® were not ascribed a value on the basis that improvements in the treatment of AIDS/HIV have significantly decreased the incidence of CMV retinitis, which Vitrasert® treats. As a result, the level of product sales and consequently, the level of royalties received, during the year ended December 31, 2005 were nominal in amount.

In considering the estimated useful life of the patents acquired, the Company referred to paragraph 11 of SFAS No. 142, Goodwill and Other Intangible Assets, which lists the pertinent factors to be considered when estimating the useful life of an intangible asset, including the following:
•	Expected use of the asset by the Company

The patents are currently being commercialized in the form of the Retisert™ for Uveitis product identified above, and will be commercialized as Medidur™ for DME product described above. These patents will be further commercialized as the Company advances other research and development programs using these patents to commercialize similar drug delivery devices for other eye diseases.

•	The expected useful life of another asset (or group of assets)

The acquired intellectual property is not related to another asset or asset group that would limit the life of the acquired intellectual property.

•	Legal, regulatory or contractual provisions that may limit the useful life

The patents acquired related to these products have a legal expiration of 12 to 15 years from the time of the acquisition. There are no regulatory or contractual provisions that the Company is aware of that would limit the life of the acquired intellectual property.

•	Legal, regulatory or contractual provisions that enable extension of the assets legal or contractual life without substantial cost

Without further research and development expenditure the Company does not currently consider that there are any legal, regulatory or contractual provisions which would enable the extension of the regulatory life of these patents beyond their legal expiration of 12 to 15 years.

•	The effects of obsolescence, demand, competition and other economic factors

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The Company recognizes the competitive industry in which it operates and that the technologies, products and processes acquired may become obsolete or uneconomical before the expiration of the relevant patents. The Company’s product development capabilities alone suggest that technological progress may cause some of the existing technology to become commercially obsolete before the expiration of the related patent life but on an overall basis believes that the products developed using the capitalized intellectual property will continue to be sold over the next 12 years. The technology used in Retisert™ represents the next stage of development of the technology used in Vitrasert®. Both of these products are surgically inserted in the eye and deliver drug for extended periods of time. Retisert™ is considerably smaller than the predecessor technology. Similarly, the Medidur™ product, currently in Phase III trials, is smaller than Retisert™ and can be injected into the back of the eye as opposed to the surgical insertion required for Retisert™. Both products are designed to provide long term sustained release of drugs to the back of the eye.

•	The level of maintenance expenditures required to obtain the expected future cash flows from the asset

The patents do not require any material maintenance expenditure to obtain the expected future cash flows.
On the basis of the above considerations, the Company considers that on average the patents acquired have an estimated useful life of 12 years from the time of the acquisition.

The Company will evaluate the patents for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

7.	Reference is made to pro forma adjustment 3(e). We note that the excess of the purchase price over the net assets acquired in the CDS acquisition resulted in goodwill of approximately A$51.5 million. Tell us and revise to include a robust discussion of the factors that contributed to a purchase price that resulted in recognition of a significant amount of goodwill. Refer to the guidance in paragraph 51(b) of SFAS 141.

The Company respectfully acknowledges the need for the disclosure required by paragraph 51(b) of SFAS 141, and has included the requested disclosure in Note 2 to the Unaudited Pro Forma Financial Statements and Note 6 to the unaudited interim financial statements in the Registration Statements to incorporate the principal conclusions discussed below.

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The primary reasons for the acquisition of CDS, which contributed to a purchase price that resulted in the recognition of a significant amount of goodwill, were CDS’:
•	commercialized products, including the recently launched Retisert™ for uveitis and Vitrasert® for CMV retinitis;

•	Medidur™ for DME program in late stage clinical trials;

•	existing license and development agreements, including those with Bausch & Lomb and Alimera Sciences;

•	extensive and diversified patent portfolio;

•	location in Boston, Massachusetts, being a prominent location for biotechnology companies and a base for future expansion in the United States;

•	royalty income, which is expected to contribute significantly to the continued development of the Company’s product portfolio; and

•	overall fit within the long-term strategic plans of pSivida.
8.	Reference is made to pro forma adjustment 3(n). We note that you have provided the historical statement of operations for CDS for the year ended June 30, 2005. We further note that you have conformed this information by starting with the audited historical financial statements of CDS for the year ended December 31, 2004 (as included in the filing by incorporation by reference) and subtracting the period January 1, 2004 to June 30, 2004 to arrive at the period July 1, 2004 to December 31, 2004. Then this result is added to the results for the period January 1, 2005 to June 30, 2005. Please present such information in a tabular format to show the reader how you have conformed the financial information of CDS to pSivida’s year-end.

The requested disclosure has been included in Note 7 to the Unaudited Pro Forma Consolidated Financial Statements in the Registration Statements.
Exhibit 23.1
9.	We note that the independent auditors have consented to the use of their audit report dated December 2, 2005 on the financial statements of CDS for the year ended December 31, 2004. However, the independent audit report contained in the Form 6-K filed December 22, 2005 refers to the three year period ended December 31, 2004. Please include a revised consent from the independent auditors that refers to the appropriate periods that were audited and reference the specific Form 6-K that includes the audited financial statements of CDS.

A consent from the independent auditors that refers to the Form 6-K and the appropriate periods has been included in each of the Registration Statements.

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     Should you have any questions or comments pertaining to the response above, please contact the undersigned at (212) 696-8880 or Lawrence Goodman at (212) 696-6099.
     Thank you for your attention and efforts in this matter.

Very truly yours,
/s/Peter F. Stewart

cc:	Mr. Aaron Finlay (pSivida Limited) Mr. Michael J. Soja (pSivida Limited) Lori Freedman, Esq. (pSivida Limited) Mr. Peter Rupp (Deloitte Touche Tohmatsu) Lawrence Goodman, Esq.